Exhibit 99.6
Performance of Infosys group for the Second Quarter ended September 30, 2005 Nandan M. Nilekani Chief Executive Officer, President and Managing Director S. Gopalakrishnan Chief Operating Officer and Deputy Managing Director

Safe Harbour Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 and quarter ended June 30, 2005. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statements that may be made from time to time by or on our behalf.

Agenda Financial Performance Operational Performance Client Addition & Expansion of Services Human Resources Capex and Infrastructure Outlook for the Future Summary

Financial Performance

Highlights Q2 FY 06 Q1 FY 06 H1 FY 06 Indian GAAP Y-O-Y Growth Income 31.2% 36.5% 33.6% Net Profit 35.6% 37.0% 36.2% US GAAP Y-O-Y Growth Revenues 38.3% 42.1% 40.3% Net income 42.3% 47.0% 44.4% New clients added 34 36 70 Repeat business 96.5% 98.7% 97.6% Employees Period end headcount 46,196 39,806 46,196 Gross addition 8,026 4,537 12,563 Net addition 6,390 3,056 9,446 Half-year FY 2006 revenue reaches US$ 1 billion Sequential revenue growth of 10.7%

Highlights (Indian GAAP) (Rs. crore) FY2006 FY2006 FY2005 % growth over Q2 Q1 Q2 Q1 06 Q2 05 Income 2,294 2,072 1,749 10.7 31.2 Software dev expenses 1,212 1,105 927 9.7 30.7 Gross profit 1,082 967 822 11.9 31.6 S,G&A expenses 348 303 261 14.9 33.3 Operating profit 734 664 561 10.5 30.8 Depreciation 96 80 61 20.0 57.4 Operating profit after depreciation 638 584 500 9.2 27.6 Other income 44 28 30 57.1 46.7 Provision for investment 1 - - - - Profit Before Tax 681 612 530 11.3 28.5 Provision for tax 69 80 83 (13.8) (16.9) Profit After Tax 612 532 447 15.0 36.9 Minority interest 6 - - - - PAT after minority interest 606 532 447 13.9 35.6

Highlights (Indian GAAP) (Rs. crore) FY2006 % FY2005 % growth H1 H1 Income 4,366 100.0 3,267 100.0 33.6 Software dev expenses 2,316 53.0 1,732 53.0 33.7 Gross profit 2,050 47.0 1,535 47.0 33.6 S,G&A expenses 652 14.9 485 14.8 34.4 Operating profit 1,398 32.0 1,050 32.2 33.1 Depreciation 176 4.0 113 3.5 55.8 Operating profit after depreciation 1,222 28.0 937 28.7 30.4 Other income 72 1.6 45 1.4 60.0 Provision for investment 1 - - - - Profit Before Tax 1,293 29.6 982 30.1 31.7 Provision for tax 150 3.4 147 4.5 2.0 Profit After Tax 1,143 26.2 835 25.6 36.9 Minority interest 6 0.1 - - - PAT after minority interest 1,137 26.0 835 25.6 36.2

Balance Sheet Summary (Rs. crore) Sep 30, 2005 % Mar 31, 2005 % LIABILITIES Shareholders' funds 6,459 99 5,319 100 Minority interest 52 1 - - Total liabilities 6,511 100 5,319 100 ASSETS Fixed assets 1,953 30 1,574 30 Investments 2 0 2 0 Deferred tax assets 52 1 45 1 Current assets Cash & equivalents* 3,793 58 2,998 56 Accounts receivables 1,334 21 1,322 25 Other current assets 980 15 811 15 Less: Current liabilities (1,603) (25) (1,433) (27) Net current assets 4,504 69 3,698 69 Total assets 6,511 100 5,319 100 *Includes investments in liquid Mutual Funds

Operational Performance

Region-wise Revenue % Q2 2006 Q1 2006 Q2 2005 North America 65.4 63.6 65.2 Europe 23.7 23.9 21.4 India 1.5 2.4 1.7 Rest of the world 9.4 10.1 11.7 Total 100.0 100.0 100.0

Utilization Including training Excluding training Q1 2006 0.741 0.775 Q2 2006 0.729 0.791

% Q2 2006 Q1 2006 Q2 2005 Fixed Price 28.7 28.6 29.7 Time & Materials 71.3 71.4 70.3 Total 100.0 100.0 100.0 Revenues by Project type

% Q2 2006 Q1 2006 Q2 2005 Onsite 48.8 47.9 49.8 Offshore 51.2 52.1 50.2 Total 100.0 100.0 100.0 Onsite-Offshore Revenue split

Customer Concentration Q2 2006 Q1 2006 Q2 2005 Client contribution to revenues (%) Top Client 4.4 5.2 5.5 Top 5 clients 17.8 19.1 21.6 Top 10 clients 30.6 31.8 34.7 No. of clients* Million dollar 191 172 146 5 million+ 76 73 60 10 million+ 48 43 31 20 million+ 23 22 16 30 million+ 16 14 10 40 million+ 11 8 7 50 million+ 6 5 3 60 million+ 4 4 1 70 million+ 2 3 - 80 million+ 1 1 - 90 million+ 1 1 - Clients accounting for >5% of revenue - 1 1 *Last Twelve Months

Client Addition & Expansion of Services

Client Addition & Expansion of Services Clients added during the quarter were 34 Infosys won its single largest multi-year, multi-million dollar contract from ABN AMRO to develop, support and enhance a wide spectrum of applications Infosys entered into a high-volume, multi-year strategic engagement with a large hi-tech company to unify its IT systems across multiple branches and subsidiaries In a continuing partnership with a Swiss market leader in IT outsourcing and business service provisioning services, Infosys is providing a core banking services platform to the private banking sector in Europe

Client Addition & Expansion of Services New Service lines Infosys is helping clients realize value from investments in Enterprise Resource Planning (ERP), Customer Relationship Management (CRM) and other enterprise applications for business transformation Infosys is working with a leading certification agency in Europe to implement a next-generation business, CRM and production support system, which will support the client's evolving business needs A leading software vendor has engaged Infosys to implement a large end-to-end SAP-enabled business transformation initiative Infosys is advising a leading discrete manufacturer on reducing costs through business process outsourcing of HR operations. The strategic engagement includes a PeopleSoft implementation

Client Addition & Expansion of Services Financial Services A leading diversified financial services company engaged Infosys to define a strategy for streamlining systems and processes to improve operational efficiency Infosys' Operational Risk Management Solution is enabling an investment management and outsourcing company to create an enterprise-wide framework to define, identify, measure, mitigate and report risk across key client business lines Independent Validation Services Infosys' Independent Validation Services are enhancing the competitiveness of key clients across industries, including an international leader in investment banking and financial services and a leading Europe-based retailer

Finacle(r) Finacle(r) consolidated its position among global Tier 1, Tier 2 and large regional banks, particularly in the strategic Europe market A global top 100 bank headquartered in Europe licensed Finacle(r) core banking, CRM, consumer e-banking and wealth management solutions to power its retail banking initiative in India One of the top 5 banks in Russia licensed Finacle(r) universal banking solution One of the top 3 banks in Nigeria signed up Finacle(r) to power its business transformation initiative A leading financial services company in Australia will deploy Finacle(r) core banking and consumer e-banking solutions

Human Resources

Q2 2006 Q1 2006 Total employee strength 46,196 39,806 Software professionals 43,441 37,146 Gross addition 8,026 4,532 Laterals 1,166 1,129 Net addition 6,390 3,056 Human Resources

Capex and Infrastructure

Capex and Infrastructure Capital expenditure of Rs. 303 crore was incurred during the quarter As on September 30, 2005, the company had 81,65,350* sq. ft of space capable of accommodating 36,466 professionals and 3,177,756* sq. ft under completion capable of accommodating 20,614 professionals *Excluding subsidiaries

Outlook for the Future

Indian GAAP - Consolidated Quarter ending December 31, 2005 Income is expected to be between Rs. 2,443 crore and Rs. 2,452 crore; YOY growth of 30.25% to 30.73% Earnings per share is expected to be Rs. 23.10; YOY growth of 24.86% Fiscal year ending March 31, 2006 Income is expected to be between Rs. 9,361 crore and Rs. 9,383 crore; growth of 31.30% to 31.61% Earnings per share is expected to be between Rs. 89.00 and Rs. 89.40; growth of 29.38% - 29.96%

Summary

Summary Half-year FY 2006 revenue reaches US$ 1 billion Guidance for FY 2006 revised upwards. Revenues expected to grow 31% in FY 2006 (34% in US Dollar terms) Robust growth during the quarter due to our effective focus on offering a broad array of services to our clients The pricing environment is stable with an upward bias Recruited 8,026 employees (gross) - the highest ever number of employees added during any quarter Interim dividend of Rs. 6.50 per share (130% on an equity share of par value of Rs. 5 each)

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